EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

        The registrant has the following two subsidiaries:

- Bank of Hanover and Trust Company, which is headquartered at 25 Carlisle Street, Hanover, Pennsylvania 17331 and incorporated in Pennsylvania.
- HOVB Investment Co., which is headquartered at 103 Foulk Road, Suite 202, Wilmington, DE 19803 and incorporated in Delaware.
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